Cellteck Inc.

1200 West 73rd Ave.

Vancouver, B.C., V6P 6G5

July 15, 2008

Brian R. Cascio

Account Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 6010

CellTeck Inc.

Amended Registration Statement on Form 10

File No. 0-53246

Dear Mr. Cascio:

With respects to our response to the Security Exchange Commission comments regarding the above noted, and the corresponding registration statement on Form 10 amendment No. 2 filed July 14, 2008, the Company acknowledges the following;

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call Gus Rahim at (604) 267-7032 Fax (604) 267-7032 or Vincent McGill at (212) 779-9928.

Sincerely,

/S/ Gus Rahim

Gus Rahim